

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Richard L. Carrion
Chairman of the Board and Chief Executive Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular, Inc.
Form 10-K for the year ended December 31, 2009, filed March 1, 2010
Schedule 14A, filed March 15, 2010 and Amendments to Schedule 14A, filed March 19, 2010, April 19, 2010, and April 26, 2010
Forms 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2010
File No. 001-34084

Dear Mr. Carrion:

We have reviewed your supplemental response filed on November 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

1.   Please confirm that the company will include, in future Forms 10-K, the narrative provided in your response letter dated November 12, 2010 as follows:

- The narrative response on page 5;

- The narrative responses on page 6;

- The narrative responses and table on page 7; and

- The narrative response on page 11.

This is in addition to the other parts of your response letter where your affirmatively indicated the company would include in future Forms 10-K, as applicable.

Form 10-Q for the Quarter Ended September 30, 2010

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 3 – Sale of Processing and Technology Business, page 15

2.   We note your disclosure on page 15 that the leverage financing significantly impacted the resulting fair value of your retained interest in EVERTEC and the gain recognized from this transaction. In addition, we note you invested $35 million in senior unsecured notes from EVERTEC and purchased $58.2 million of the syndicated loan that were part of the leverage financing. Please provide us with a detailed analysis supporting your decision to deconsolidate EVERTEC in addition to addressing the following:

- Whether you have any other current or previous involvement with the party that has acquired a 51% interest in EVERTEC;

- The total amount of unsecured senior notes and the syndicated loan issued by EVERTEC in the transaction and held by you and other parties;

- The total amount of performance bonds and letters of credit issued by you as part of the merger as disclosed in the Form 8-K filed on September 21, 2010; and

- How you considered the existence of master service agreements, your agreement to commit to support the ATH debit cards and ATH network, and any other involvement necessary for a complete understanding of the transaction and in support of your accounting.

Note 10 – Loans Held-in-Portfolio and Allowance for Loan Losses, page 31

3.   We note your response to prior comment 10 of our letter dated September 24, 2010. Specifically, you state that during your evaluation and assignment of loans into pools based on the guidance in ASC 310-30 you established 56 performing multi-loan pools and 22 performing single-loan pools. Please tell us and revise your future filings beginning with your 2010 Form 10-K to separately disclose the loans at acquisition that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please also provide separate ASC 310-30-50 disclosures for both groups of loans.

Note 19 – Commitments, Contingencies, and Guarantees, page 45

4.   We note your response to prior comment 12 of our letter dated September 24, 2010 which
        in addition to providing an enhanced understanding into your methodology for
        determining your representations and warranties exposure also includes information
        related to the trends in payment and settlement of claims and your roll-forward analysis
        of the reserves. In an effort to provide clear and transparent disclosures please include
        this information from your response in future filings beginning with your 2010 Form 10-
        K.

Note 21 – Fair Value Measurement, page 51

5.   We note in your response to prior comment 13 of our letter dated September 24, 2010
        that you update appraisals for loans secured by real estate every one to three years
        depending on loan type, loan amount, and loan specifics (i.e. refinance, modification,
        nonperforming and/or impaired). Please tell us and include in future filings beginning
        with your 2010 Form 10-K the following:

        •   Approximate amount or percentage of impaired loans for which the Company relied
            on an appraisal that was more than one year old to assist in measuring impairment;

        •   The specific procedures you perform and third-party evidence you rely upon to
            update the valuation of the underlying collateral in between appraisal dates; and

        •   A detailed explanation by loan type of the discounts you apply to appraisals due to
            age or general market conditions. Also discuss whether you perform your own
            analysis of market comparables based on more recent data to determine the discount.

6.   We note in your response to prior comment 13 of our letter dated September 24, 2010
        that in many of your impaired construction loans the "as developed" collateral value is
        used since completing the project reflects the best exit strategy in terms of potential loss
        reduction. In addition, we note your response states as a general rule the appraisal
        valuation used by you for impaired construction loans is based on a discounted value to a
        single purchaser, discounted sell out, or "as is" depending on the condition and status of
        the project and the performance of the same. Please tell us as of December 31, 2010 the
        percentage of your impaired construction loans that you relied upon an "as developed"
        collateral valuation versus an "as is" appraisal. In addition, please tell us and expand
        your disclosures to discuss in more detail how the condition and status of the project and
        the performance impacts your appraisal decision.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Credit Risk Management and Loan Quality, page 127

7.   We note from your response to prior comment 15 of our letter dated September 24, 2010
        that loans on non-accrual at modification remain on non-accrual status until the borrower
        demonstrates the willingness and capacity to comply with the restructured terms. Also,
        we note the factors you consider in your determination to restructure a loan. Please
        include this information from your response in your future filings beginning with your
        2010 Form 10-K. In addition, please also include a discussion of the factors you consider

in your determination to keep restructured performing loans on accrual status at the modification date.

8.   We note your disclosure beginning on page 131 that commercial and construction troubled-debt-restructurings (TDRs) at September 30, 2010 totaled $204 million and $343 million, respectively. Please tell us and revise your future filings beginning with your 2010 Form 10-K to address the following related to the commercial and construction loan modifications:

- Whether you have any commercial and construction loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend the loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

- Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;

- Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Item 1A. Risk Factors

Risk Related to Regulatory Reform, page 160

9.   We note the disclosure in your Form 10-Q for the quarter ended September 30, 2010, and in Exhibit B to your letter to the staff dated November 12, 2010, that you and your subsidiaries conduct business with financial institutions and card payment networks in countries whose nationals, including some of your customers' customers, engage in transactions in sanctioned countries including Cuba. Please tell us whether the sanctioned countries to which you refer include Iran, Syria and Sudan. Iran, Syria, Sudan, and Cuba are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan, and Cuba, whether through subsidiaries or other direct or indirect arrangements,

including processing transactions by nationals or residents of these countries. Your response should describe any services or products you have provided to Iran, Syria, Sudan, or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan, or Cuba, or entities controlled by these governments.

10. Please discuss the materiality of your contacts with Iran, Syria, Sudan, or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan, and Cuba.

11. Please update the status of your internal investigations and related OFAC disclosures and any OFAC proceedings or information requests in your subsequent periodic reports.

12. We note from disclosure in the above mentioned 10-Q that EVERTEC processed Cuba-related credit card transactions involving Costa Rica and Venezuela that it believed could not be rejected under governing local law and policies. Please clarify in your subsequent periodic reports, if true, that these types of transactions may not represent just past isolated occurrences, but that in the future the company and/or its subsidiaries could process payments involving sanctioned countries if you or the subsidiaries believe such payments cannot be rejected under local law.

Form 8-K filed on January 31, 2011

Popular Signs Letter of Intent to Sell Non-Performing Assets; Reclassifies Approximately $1 Billion of Loans as Held-for-Sale at Year End

13. We note your disclosure that you intend to sell $500 million (book value) of construction and commercial real estate loans to a newly created joint venture that will be majority owned by an unrelated third party. In addition, we note that you will hold a 24.9% equity investment in the venture and provide financing to the venture for the acquisition of loans in an amount equal to 50% of the purchase price, pay certain closing costs, and provide financing to cover unfunded commitments related to certain construction projects and operating expenses to the venture. Please tell us in detail and disclose in future filings

how you will account for this transaction and discuss your consideration of the consolidation guidance in ASC 810-10.

Form 8-K filed on February 7, 2011

Exhibit 99.1 to the Form 8-K filed on February 7, 2011

Credit Quality

14.   We note disclosure that your allowance for loan losses decreased to $793 million at December 31, 2010 from $1.2 billion as of September 30, 2010 due to the reclassification of loans held-for-investment (HFI) to held-for-sale (HFS) and charge-offs of approximately $210 million of impaired commercial and construction loans. Please further clarify your statement that the change in loss recognition for impaired loans is mainly a timing issue that is consistent with regulatory guidelines. Given the change in your charge-off policy and the significant net charge-offs recorded in both 2009 ($1.03 billion) and 2010 ($1.15 billion) please tell us and disclose the following in your future filings:

- Your charge-off policies for each type of loan and how and why you revised these policies during the fourth quarter of 2010;

- How the increasing level of charge-offs is factored in the determination of the different components of the allowance;

- How you define "confirmed loss" for charge-off purposes and how that impacts the level of your allowance; and

- How partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends.

You may contact Lindsay B. McCord at (202) 551-3417 or John A. Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney